UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

__________________________________________

BBX Capital, Inc.
(Name of Issuer)
Class A Common Stock of $.01 par value
(Title of Class of Securities)
073319204
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 25, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 073319204	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 991,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 991,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%*
14	TYPE OF REPORTING PERSON* IA, PN

  * Based on 15,624,091 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of November 4, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 073319204	13D

1	NAME OF REPORTING PERSONS AG Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 991,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 991,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%*
14	TYPE OF REPORTING PERSON* HC, OO

  * Based on 15,624,091 shares of Common Stock of the Issuer outstanding as of November 4, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 073319204	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 991,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 991,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%*
14	TYPE OF REPORTING PERSON* HC, OO

  * Based on 15,624,091 shares of Common Stock of the Issuer outstanding as of November 4, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 073319204	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 15,624,091 shares of Common Stock of the Issuer outstanding as of November 4, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

CUSIP No. 073319204	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 991,716
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 991,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 15,624,091 shares of Common Stock of the Issuer outstanding as of November 4, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

SCHEDULE 13D

Item 1.	Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock of $.01 par value (the “Common Stock”) of BBX Capital, Inc. (the “Issuer”), a Florida corporation. The address of the principal executive offices of the Issuer is 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background
(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, LLC, a Delaware limited liability company (“AG Partners”), (iii) JAMG LLC a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten and (v) Adam Schwartz (collectively with Angelo Gordon, AG Partners, JAMG and Mr. Baumgarten, the “Reporting Persons”).
Angelo Gordon, in its capacity as investment manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Mr. Baumgarten and Mr. Schwartz are the managing members of JAMG, which is the managing member of AG Partners, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz, JAMG and AG Partners may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG Partners is acting as the general partner of Angelo Gordon.  The principal business of JAMG is acting as the managing member of AG Partners. The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of JAMG and the co-chief executive officers of Angelo Gordon.
(d) None of the Reporting Persons nor any of the Accounts have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Accounts have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG Partners is a Delaware limited liability company. JAMG is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 3.	Source and Amount of Funds
The Reporting Persons purchased 991,716 shares of Common Stock on behalf of the Accounts in open market transactions through a broker using the working capital of the Accounts. The aggregate purchase price of such shares of Common Stock purchased in the open market and directly held by the Accounts was approximately $1,225,782.
Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts of the Accounts.
One of the Accounts has borrowed pursuant to a subscription line maintained with a bank.

Item 4.	Purpose of Transaction
The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations,  strategy, capitalization, future plans of the Issuer and the management or commercial or strategic transactions with, or relating, to the Issuer.  Such discussions may include the presentation of potential investment opportunities to the Issuer by the Reporting Persons, which opportunities may include investing in investments that may be sourced and or managed by the Reporting Persons.  Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as  they deem appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, selling some or all of their Common Stock or similar transactions with respect to the Common Stock, providing financing to the Issuer or pursuing other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D, in all cases to the extent permitted under applicable law and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5.	Interest in Securities of the Issuer
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 15,624,091 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 991,716 shares of Common Stock and the power to dispose of 991,716 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG Partners may be deemed to have the sole power to vote 991,716 shares of Common Stock and the power to dispose of 991,716 shares of Common Stock held in the Accounts. As the managing member of AG Partners, JAMG may be deemed to have the sole power to vote 991,716 shares of Common Stock and the power to dispose of 991,716 shares of Common Stock held in the Accounts. As the co-managing member of JAMG and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 991,716 shares of Common Stock and the shared power to dispose of 991,716 shares of Common Stock held in the Accounts. As the co-managing member of AG Partners and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 991,716 shares of Common Stock and the shared power to dispose of 991,716 shares of Common Stock held in the Accounts.
(c) Transactions in the shares of Common Stock by the Reporting Persons during the last sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On December 22, 2020, Angelo Gordon and the Issuer entered into a Standstill Agreement (the “Standstill Agreement”) whereby the Issuer’s board of directors (the “Board”) granted approval for the Reporting Persons and their related persons to acquire additional Common Stock to increase their collective beneficial ownership in the Issuer to up to a maximum of 9.9% without being deemed an “Acquiring Person” as defined in the Rights Agreement, dated September 25, 2020, between the Issuer and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”) and triggering the exercisability of Rights (as defined in the Rights Agreement) in the Rights Agreement. Pursuant to the Standstill Agreement, Angelo Gordon and its related persons may not (1) acquire additional securities of the Company other than the Common Stock as permitted under the Standstill Agreement, (2) nominate any person to the Board or its subsidiaries or seek to control the Board, (3) effect any tender or exchange offer for the Issuer’s securities or any merger, business combination or similar involving the Issuer, (4) engage in a solicitation of proxies with respect to the Issuer’s securities, (5) make any public statement regarding Angelo Gordon’s intent to do any item in (1)-(4) above, (6) take any action adverse to the Issuer or its management, (7) challenge the validity of the Standstill Agreement or (8) work with any third party in furtherance of any of items (1)-(7). Angelo Gordon must also vote its Common Stock in accordance with the recommendation of the Board or abstain from voting.  Angelo Gordon also agreed not to sell its Common Stock to any person in a private transaction that would result in another holder owning more than 5%.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement by and Among the Reporting Persons
Exhibit 99.2. Power of Attorney granted by Josh Baumgarten in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021
Exhibit 99.3. Power of Attorney granted by Adam Schwartz in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021
Exhibit 99.4.     Standstill Agreement, dated December 22, 2020, by and between Angelo Gordon and the Issuer,(incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K, filed with the SEC on December 30, 2020)

Exhibit 99.5.     Rights Agreement, dated September 25, 2020, between the Issuer and American Stock Transfer & Trust Company, LLC, (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, filed with the SEC on September 29, 2020)

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2021
ANGELO, GORDON & CO., L.P.

By:	AG Partners, LLC
Its General Partner

By:	JAMG LLC
Its Managing Member

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
AG PARTNERS, LLC

By:	JAMG LLC
Its Managing Member

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

JAMG LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

EXHIBIT 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class A Common Stock of $.01 par value of BBX Capital, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 4, 2021.

ANGELO, GORDON & CO., L.P.

By:	AG Partners, LLC
Its General Partner

By:	JAMG LLC
Its Managing Member

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
AG PARTNERS, LLC

By:	JAMG LLC
Its Managing Member

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
JAMG LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

EXHIBIT 99.2

POWER OF ATTORNEY

I, JOSH BAUMGARTEN, do hereby appoint Christopher D. Moore and Frank E. Stadelmaier as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.”

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on January 28, 2021.

Signature:            /s/ Josh Baumgarten
Name: Josh Baumgarten

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on January 28, 2021.

By:         /s/ Christopher D. Moore
Name: Christopher D. Moore
Title:       Attorney-in-Fact

By:         /s/ Frank E. Stadelmaier
Name: Frank E. Stadelmaier
Title:       Attorney-in-Fact

EXHIBIT 99.3

POWER OF ATTORNEY

I, ADAM SCHWARTZ, do hereby appoint Christopher D. Moore and Frank E. Stadelmaier as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.”

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on January 28, 2021.

Signature:            /s/ Adam Schwartz
Name: Adam Schwartz

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on January 28, 2021.

By:         /s/ Christopher D. Moore
Name: Christopher D. Moore
Title:       Attorney-in-Fact

By:         /s/ Frank E. Stadelmaier
Name: Frank E. Stadelmaier
Title:       Attorney-in-Fact

Annex A
The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected over the past sixty days, inclusive of any transactions effected through 9:00 a.m., New York City time, on February 4, 2021. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
01/25/2021	70,000	5.47	(1)
01/26/2021	35,825	5.35	(2)
01/27/2021	10,400	5.45	(3)
01/29/2021	57,600	5.44	(4)
02/01/2021	35,500	5.35	(5)
02/02/2021	16,100	5.38	(6)
02/03/2021	820	5.50	(7)

(1) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.25 to $5.55, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6) and (7).
(2) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.3 to $5.39, inclusive.
(3) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.35 to $5.6, inclusive.
(4) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.4 to $5.45, inclusive.
(5) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.33 to $5.4, inclusive.
(6) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.25 to $5.4, inclusive.
(7) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $5.4 to $5.5, inclusive.